Mail Stop 3561

February 23, 2010

James F. Cleary, Jr., President
MWI Veterinary Supply, Inc.
651 S. Stratford Drive,  Suite 100
Meridian, ID  83642

    RE:  **MWI Veterinary Supply, Inc.**
          **Annual Report on Form 10-K FYE 09/30/09**
          **Filed November 20, 2009**
          **File No. 0-51468**

Dear Mr. Cleary:

    We have reviewed your response letter dated February 16, 2010 and have the following comment.  Where indicated, we think you should revise your document in response to this comment.  Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below.  Please understand that after our review of your response, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Part IV

Item 15.  Exhibits

1. We note your response to comment two in the February 16, 2010 letter and we reissue the comment.  It is noted that you have omitted exhibits to exhibit 10.18 without requesting confidential treatment for those exhibits.  We also note exhibits 10.1, 10.2, 10.3, and 10.4 to the Form 10-Q for the period ended March 31, 2009 and exhibit 10.1 to the Form 10-Q for the period ended December 31, 2008 were not filed in its entirety.  Please file these exhibits in their entirety, including all exhibits, schedules or other attachments, as required by Item 601(b)(10) of Regulation S-K.

Closing Comments

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please understand that we may have additional comments after reviewing your response.

      You may call Janice McGuirk at (202) 551-3395 or Pam Howell, legal reviewer, at (202) 551-3357 with any questions.

      Sincerely,

      John Reynolds
      Assistant Director

cc:  Stephen M. Leitzell, Esq.
     via fax (215) 655-2621